CATHERINE BASINGER, ESQ.

144 W. San Antonio Drive

Long Beach, CA 90807

(562)547-0364

November 23, 2005

Mr. Ted Yu

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Dear Mr. Yu:

Pursuant to your letter dated November 4, 2005 we are hereby submitting for your review our amended registration statement on Form SB-2.  Below please find our responses to your comments.  Enclosed you will also find three copies of our amended registration statement on From SB-2.

Comment 1

We note certain terms, such as “Selling Stockholders’” “Prospectus,” “Products,” and “Outside Design Manufacturing,” are still unnecessarily capitalized.  Please revise to avoid capitalizations any commonly understood terms.

We have revised the prospectus to avoid capitalizing the commonly understood terms.

Comment 2

Please avoid using all-capitalized text in your prospectus, particular in the subheadings in the Risk Factors section.

We have un-capitalized the text in our prospectus, and we have specifically un-capitalized the subheading in the risk factors.

Comment 3

Revise the last sentence of the first paragraph on page 6 to clarify that you are not registering for resale the common stock underlying the warrants.

Previous  Text

We are not registering the warrants sold to our stock holders in the private placement.

Amended Text (Page 6 end of first paragraph.)

We are not registering the common stock underlying the warrants sold to our stock holders in the private placement.

Comment 4

Please refer to the response to prior comment 13.  The net loss per share and weighted average number of common stock outstanding presented on page 7 for fiscal year 2004 does not agree with the information presented in the financial statements on pages F-2 and F-3.  Please revise as necessary.

The net loss per share and weighted average number of common stock outstanding have been changed on page 7 to agree with the financial statements.

Amended Text (on pages 7 and 8).

		PROBE MANUFACTURING INDUSTRIES
		SUMMARY OPERATING INFORMATION
		FISCAL YEAR ENDED DECEMBER 31,

	2004	2003	2002	2001

SALES	$6,204,957	$6,455,728	$6,866,068	$17,993,905

NET INCOME (LOSS)	$ (918,590)	$(1,244,761)	$ (1,513,846)	$25,530

LOSS PER SHARE (DILUTED POST REVENUE)	$(.22)	$(124.48)	$ (151.38)	$2.55

		SUMMARY BALANCE SHEET INFORMATION
		AT DECEMBER 31,

	2004	2003	2002	2001

WORKING CAPITAL	$(564,310)	$(2,892,360)	$(1,852,838)	$(888,765)

TOTAL ASSETS	$1,982,940	$2,417,516	$2,712,420	$2,944,636

TOTAL LIABILITIES	$2,995,378	$5,046,352	$4,110,729	$2,966,687

STOCKHOLDERS EQUITY (DEFICIT)	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)
	$(1,012,438)	$(2,628,836)	$(1,398,309)	$(22,051)

		WEIGHTED AVERAGE
		NUMBER OF SHARES CALCULATION

2004 Month	New Shares Issued	Shares Redeemed	Outstanding Number of Shares	Number of Months Outstanding	Weighted Avg
Jan			10,000	12	10,000
Feb	-		10,000	11	-
Mar	-		10,000	10	-
Apr	-		10,000	9	-
May	5,990,000		6,000,000	8	3,993,333
Jun	125,000		6,125,000	7	72,917
Jul	262,500		6,387,500	6	131,250
Aug	68,750		6,456,250	5	28,646
Sep	137,500		6,593,750	4	45,833
Oct	568,750		7,162,500	3	142,188
Nov	162,500		7,325,000	2	27,083
Dec	288,125	(5,000,000)	2,613,125	1	(392,656)

Weighted Average Shares as of 12/31/2004					4,058,594

Comment 5

We note your statement that “OEMs are aware that they are financing future competition by they have no choice if they are to compete in today’s existing market.”  Provide supplemental support for this assertion; otherwise, delete the statement.

The statement has been deleted, thus we are not providing supplement support for the statement.

Amended Text (page 13).

OUR ODM PRODUCTS CURRENTLY COMPETE WITH CURRENT AND PROSPECTIVE PRODUCTS OF OUR OEM CUSTOMERS WHICH COULD PROVOKE OUR CUSTOMERS TO CEASE ITS BUSINESS RELATIONSHIP WITH US AND WE MAY INCUR SIGNIFICANT LOSES AS A RESULT.

Flexibility and time to market are now forcing our OEM customers to turn to us for Outside Design Manufacturing (ODM) services. As a result we could begin to compete with our OEMs products.  Some of these customers could terminate their relationship with us and seek an injunction against us or future of their underlying technology in our ODM product, which could result in loss of these customers and loss of revenue for Probe.

Furthermore, if we continue to produce our ODM products we could also face allegations of patent infringement and trademark infringement by our customers. In the event of an infringement claim against us, we would absorb substantial costs in defending the claim and if we lose we have to pay the amount of any resulting adverse final judgment against us or settlement. This could have an adverse effect on our business both with our profitability and reputation in the market.

IF OUR ODM PRODUCTS ARE SUBJECT TO NON-COMPLIANCE, OUR BUSINESS MAY BE DAMAGED AND WE MAY INCUR SIGNIFICANT FEES.

In our contracts with our ODM customers, we generally provide them with a warranty against non-compliance in our designs. If an ODM product or component that we design is found to be non-compliant in its design, this may lead to increased warranty claims. Although we have product liability insurance coverage, this is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition.

Comment 6

You continue to disclose the number of shares beneficially owned by the selling security holders without taking into account any shares issuable pursuant to the conversion or exercise of another security.  In this regard, we note from your original filing that many of the selling shareholders also hold warrants to purchase shares of your common stock or preferred stock that is convertible into shares of you common stock.  In accordance with Rule 13d-3 of the Exchange Act, your calculation of each individual’s beneficial ownership should include shares underlying the warrants that are exercisable and preferred stock that is convertible now or within 60 days, regardless of whether you are registering the overlying securities pursuant to the registration statement.  As a result, please revise the “Number of Shares Beneficially Owned…” columns in the selling shareholder table to comply with Rule 13d-3, as requested in prior comment 33.  Also revise the beneficial ownership table beginning on page 28, including the inaccurate statement made in note (1) to the table.

The “Number of Shares Beneficially Owned After Offering” section of the “Selling Security Holders” chart on pages 18-21 has been adjusted to include all the shares of common stock that can be potentially issued upon conversion of the outstanding Series A and Series B warrants, Series A Convertible Preferred Stock and the Series A Convertible Preferred Stock given the stated assumptions.

Furthermore Note (1) has been adjusted on pages 21-22 has been adjusted as follows:

(1). Number of Shares Beneficially Owned After Offering assumes the following:

(a).  Assumes that all common stock registered pursuant to this prospectus are sold.

(b).  Assumes that The Hicks Family Trust, The Edward & Mildred Lassiter Restated Family Trust, The DW & JS Benner Family Trust, , Hirad Emadi, Patrick Connelly, Phillip Kavanaugh, Ronniw Novian, John White, Parvin Khalili, Albert Assil, Keith Barrett, Helene Mandell, Guy Grimsley, Francis F. Smith Decendants Trust, Edmondson Farms, Inc. Employees 401K Plan & Trust, Ikuo Ito, Global Capital Management, Inc., Masahiro Irie, James and Lisa Goodell, Peter Grias, Kamran Gharibian, Iraj Gharibian, Billy E. Malcolm, Robert Kofke and Cathy Kofke JT TEN WROS, Phillip Smith, Billy Barr, Charles Schwab FBO Andrew Kotowicz, Todd Jorgensen, Chritopher Reed and Patricia Schone JT WROS, Anthony and Angela Reed Family Trust, Cadioty/Werth Living Trust, Miller Family Trust, Finer Marital Trust, James Kimmel, Adam Carolla, George Geldin, Dennis Gerber, Noriaki Sasaki, B Derman & J Derman TTEE Bennett & Janice Derman Family U/A Dated January 16, 1998, Abraham Assil, James Blake, and Anthony Reed do not sell any of the common stock shares underlying the Series A and Series B warrants they purchased in our private placement memorandum.

(c).  Assumes that Ashford Capital, LLC, eFund Capital Partners, LLC, Kambiz Mahdi, and Reza Zarif do not sell any shares underlying Series A stock which if converted as of the date of this prospectus would be 332,812, 232,968, 332,812, 332,812 shares of common stock respectively. Please note that the Series A and Series B preferred stock have adjustable conversion rates and an indeterminate number of shares can be issued upon conversion thus the share number can be higher or lower than projected and the stated assumptions must be taken into consideration.

(d).  Assumes that eFund Capital Partners, LLC, Reza Zarif and Kambiz Mahdi do not sell any of the share underlying the conversion of Series B which is 1,000,000 shares of common stock in total assuming a conversion price of $0.80.  eFund Capital Partners, LLC, Reza Zarif, Kambiz Mahdi own 350,000, 450,000, 450,000 respectively.

(e).  Assumes that eFund Capital Partners, LLC, Ashford Capital, LLC and The Edward & Mildred Lassister Restated Family Trust do not sell 2,772, 4320, and 2,101 shares of common stock respectively, which each of the parties acquired pursuant to their lines of credit agreements that each of them separately has with us.

Comment 7

We note your response to prior comment 34.  In your response letter, please tell us if any consideration was given to those shareholders who returned their shares to Probe.

There was no consideration given to the shareholders who returned their shares to Probe.

Comment 8

Please clarify what the company means by “Material Requirement Planning.” Is this a defined term?  Why is it capitalized?

We have clarified our material requirement planning on pages 38 and 39 and the text is no longer capitalized.

Amended Text (pages 38 and 39)

SUPPLIERS

We currently procure our materials from a limited number of distributors, thus if a shortage of various components were to occur we would be forced to seek other distributors and our cost of goods could impact our revenues.  Our main suppliers of materials include:

Arrow Electronics, Inc. is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry, with 2004 sales of $10.7 billion. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and 175,000 original equipment manufacturers, contract manufacturers, and value-added resellers through more than 200 sales facilities and 23 distribution centers in 40 countries and territories.

Future Electronics is the world’s largest distributor specializing in passive, interconnect, and electromechanical components used in commercial and military applications, and they hold the top market share for most of our product lines.  Headquartered in Fort Worth, Texas, TTI has 47 locations around the globe: 33 in North America, 11 in Europe and, most recently, 3 in Asia. From these facilities, they provide local service to customers around the world.

We currently do not have long-term agreements with our major suppliers, however, we enter into purchase order agreements.  Purchase orders are placed with suppliers based on our material requirement planning (MRP) operating system.  When we enter a sales order in our operating system Manex, it generates a list of materials for procurement to satisfy that order.  We then issue purchase orders to our suppliers with scheduled deliveries which acts as the only contractual agreements between us and our suppliers.

Comment 9

We note your response to prior comment 44.  Please refer to Item 4-1 of Regulation S-B, which requires disclosure of a director’s business experience for the past five years, and include the disclosure requested in our prior comment (i.e. the specific positions, and corresponding dates, held by Mr. Benner for the past five years).

We have modified Mr. Benner’s bio to include his business experience for the past five years.

Amended Text (page 28)

DENNIS BENNER has been a director of ours since November of 2004.  He has over 35 years of business experience in leadership positions in the information technology industry.  His experience includes sales, marketing and general management of information technology services companies.  He has had line management responsibility for acquisitions, integrating acquisitions, restructuring organizations, creating and rebuilding management teams, developing and implementing sales and marketing systems, developing and implementing sales compensation systems, creating new products and services, creating and managing strategic alliances and relocating major facilities.  He has held leadership positions in large Fortune 500 companies including, Division General Manager at TRW, Division VP of Sales and Marketing at Computer Sciences and Automatic Data Processing, Manager of Federal Government Marketing for Control Data, Marketing Manager at IBM, and he retired as corporate CIO at Fluor Corporation in 1999.  From 2000-2002 Mr. Benner was an Executive VP at Autobytel, Inc.   From 2002 until now, Mr. Benner has been an Executive Coach with Light Management Consulting Company. Mr. Benner  has a BS in Business from the University of Kansas.

Comment 10

We note your response to our prior comment 55 and, in particular, the revised Overview section.  Note that your Overview section should focus on discussing the most important matters that management considers when evaluating the company’s financial condition and operating performance.  As suggested in Release No. 33-8350, consider identifying and discussing key performance indicators, including non-financial performance indicators, that management uses to manage its business and that would be material to investors.  The Overview section should focus on discussing the key challenges or trends that management foresees.  Please revise to provide the information described above.

Amended Text (pages 40-46)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

Management's Discussion And Analysis Of Plan Of Operation

Cautionary Statement Regarding Forward-Looking Statements

      With the exception of historical facts, the statements contained in this quarterly report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor provisions set forth in the Exchange Act. These forward-looking statements relate to matters including, but not limited to:

•

future sales and operating results;

•

our anticipation of the timing and amounts of our future obligations and commitments;

•

our belief that our cash and cash equivalents, lines of credit and cash to be generated from continuing operations will be sufficient for us to meet our obligations for the next twelve months;

•

the capabilities and capacities of our business operations;

•

the adequacy of our restructuring provisions;

•

our ability to comply with certain requirements of the Sarbanes-Oxley Act of 2002;

•

our exposure of foreign currency exchange rate fluctuations;

•

our belief that our current environmental liability exposure related to our facilities will not be material to our business, financial condition or results of operations; and

•

various other forward-looking statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We intend that our forward-looking statements be subject to the safe harbors created by the Exchange Act. The forward-looking statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” and other similar words and statements and variations or negatives of these words. Our forward-looking statements are based on current expectations, forecasts and assumptions and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the heading “Risk Factors” in this report and in our reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q, 8-K, S-3 and S-4. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from our anticipated outcomes. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. The inclusion of forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by Probe Manufacturing, Inc. will be achieved. Furthermore, past performance in operations and share price is not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements contained in the documents incorporated by reference herein, whether as a result of new information, future events or otherwise.

Overview

      We provide a range of manufacturing and integrated supply chain services to companies who design and market electronic products. Our revenue is generated from sales of our services primarily to customers in the industrial, automotive, semi-conductor and medical devise manufacturers. As a result of the services we perform for our customers, we are impacted by our customer’s ability to appropriately predict market demand for their products. While we work with our customers to understand their demand needs, we are removed from the actual end-market served by our customers. Consequently, determining future trends and estimates of activity can be very difficult.

Summary of Results

	Unaudited		Unaudited
	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2005	2004	2005	2004
Sales	$1,494,250	$1,259,537	$4,400,648	$5,166,023
Cost Of Goods Sold	1,177,232	955,500	3,532,467	4,105,545
Gross Profit	317,018	304,037	868,181	1,060,478

General And Administrative Expenses	495,592	546,360	1,371,312	1,310,212
Net Income / (Loss) From Operations	(178,574)	(242,323)	(503,131)	(249,734)

Other Income/(Expenses):
Other Income	17,337	209,041	100,950	209,041
Other Expenses	-	-	5,366	-
Interest Expense	(56,607)	(58,107)	(131,914)	(403,868)

Net Loss Before Income Taxes	(217,844)	(91,389)	(539,461)	(444,561)
Income Taxes	-	-	-	-
Net Loss	($217,844)	($91,389)	($539,461)	($444,561)

Key Performance Indicators

Inventory turns	7.20	3.19	2.82	2.62
Days sales in Backlog	124	125	103	110
Days Receivables Outstanding	29	42	44	39
Days payable outstanding	50	66	48	73

Inventory turns are calculated as the ratio of cost of material compared to the average inventory for the quarter. In fiscal 2004 due to lack of capital and no relationship with major suppliers we were forced to buy material only for kit shortages which meant higher inventory turns. During the fiscal 2005, inventory turns decreased primarily due to three factors; a) introducing new customers which means we have to purchase minimum required inventory to meet their specific requirements, b) we re-established relationships with major suppliers with line of credit and terms, where they ship material in advance of kitting and, c) we reinstated our Material Requirement Planning system where we plan material for production based on customer schedules and not shortages for kits.   Days sales in Backlog is calculated based on our back log divided by average daily sales during the quarter.   Days Receivables Outstanding is calculated as the ratio of average accounts payable during the quarter compared to average daily sales for quarter, this has improved as of September 30, 2005 over the previous quarter due to improved collection efforts. Days Payable Outstanding is calculated as the ratio of average accounts payable during the quarter compared to daily cost of sales for the quarter, which  has increased from the prior quarter due to an increase  inventory purchases in September.

Plan of Operation

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The company incurred a net loss of $321,684 for the six months ended June 30, 2005 and stockholder deficit of ($762,122) and as of  June 30, 2005 and has a working capital deficit of approximately $348,364. The ability of the company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking the following steps to address this situation: (a) reducing operating costs by: (i) re-negotiating direct material cost with all of our suppliers, (ii) reducing direct and indirect labor cost by streamlining production lines and other operations to create more efficiency and (iii) we are also evaluating the possibility of moving into a more feasible facility with lower rent and overhead, thus reducing the break even revenue level; (b) we are negotiating to replace our lines of credit with an agreement(s) that have more attractive terms and expand borrowing capacity; (c) To increase revenue we’re acquiring new customers, and growing our business with existing customers.  We’re also going to start charging our customers for all services rendered such as equipment programming, delivery and documentation, where in the past, we have often provided these serivice to our customers  as part of the unit price.

The future success of the company is likely dependent on its ability to attain additional capital to support growth and ultimately, upon its ability to attain future profitable operations.  There can be no assurance that the company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.  The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the company will have sufficient funds to execute their business plans or generate positive operating results. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the company be unable to continue as a going concern.

Critical Accounting Policies

Management is required to make judgments, assumptions and estimates that affect the amounts reported when we prepare financial statements and related disclosures in conformity with generally accepted accounting principles in the United States. Note 2, “Summary of Significant Accounting Policies,” to the financial statements for our  for the fiscal year ended December 31, 2004 describes the significant accounting policies and methods used in the preparation of our  financial statements. Estimates are used for, but not limited to, our accounting for contingencies, allowance for doubtful accounts, inventory valuation, goodwill and intangible asset impairments, restructuring costs, and income taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

 Inventory Valuation

Our inventories are stated at the lower of weighted average cost or market. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as any other lower of cost or market considerations. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to excess and obsolete inventory, additional provisions may be required.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. Where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations to us, we record a specific allowance against amounts due to us and thereby reduce the net receivable to the amount we reasonably believe is likely to be collected.  If the financial condition of our customers deteriorates or if economic conditions worsen, additional allowances may be required.

Goodwill and Intangibles

The company currently has no balance in any good will or intangible assets.

Income Taxes

As of January 1, 2004, the company was considered an S Corporation For Federal and State income tax purposes, consequently there was no provision for income taxes as any income or loss was taxed to the shareholders. In May 2004, the Company issued a second class of stock, which caused a termination of the S Corporation election by operation of law. Losses incurred in 2004 subsequent to the date of the termination will be carried forward to offset future taxable income, if any.   In connection with the termination of the S-Corp election, the accumulated deficit through that point in time ($4,364,654) was transferred to additional paid in capital.

Results of Operations

The following table summarizes certain items in the statements of operations as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the accompanying financial statements and notes thereto.

	Unaudited		Unaudited
	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2005	2004	2005	2004
	$1,494,250	$1,259,537	$4,400,648	$5,166023
Sales	100%	100%	100%	100%
Cost Of Goods Sold	79	76	80	79
Gross Profit	21	24	20	21
General And Administrative Expenses	33	43	31	25
Net Income / (Loss) From Operations	(12)%	(19)%	(11)%	(4)%
Other Income(Gain from debt settlement)	1	17	2	4
Interest Expense	(4)%	(5)%	(3)%	(8)%
Net Loss Before Income Taxes	(15)%	(7)%	(12)%	(9)%
Income Taxes	-	-	-	-
Net Loss	(15)%	(7)%	(12)%	(9)%

Net Sales

Our net sales increased by 20% in three month period ending September 2005 compared to the same period in 2004 due to increase in the number of customers.  However; the 15% drop in net sales for the nine month period ending September 2005 was due to a spike in sales to one customer in first quarter of 2004.

Major Customers

Our top 5 customers accounted for approximately 84% of net sales for the nine months ended September, 30 2005, compared to approximately 90% in the corresponding periods of fiscal 2004 due to introducing new customers.  We believe that our ability to grow depends on increasing sales to existing customers and on successfully attracting new customers. Customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled or reduced orders with new business cannot be ensured. In addition, we cannot assume that any of our current customers will continue to utilize our services. Consequently, our results of operations may be materially adversely affected.

Gross Profit

Gross profit could varies from period to period and is affected by a number of factors, including product mix, production efficiencies, component costs, pricing, competition, customer construction and unanticipated restructuring or inventory charges.   However, our gross profit percentage have been pretty consistent at 20% for the three months and also the nine month ended September 30, 2005.

Selling, General and Administrative (SG&A) Expenses — Continuing Operations

SG&A expenses decreased by 10.0%, for the three months ended September 30, 2005 compared to the corresponding period in fiscal 2004, this decrease in percentage is mainly due to lower revenue levels in the 3rd quarter of 2004. SG&A expenses increased  5% for the nine months period ended September 30, 2005, compared to the corresponding period in fiscal 2004. due to increase in IT and consulting cost.

Liquidity and Capital Resources

Cash and cash equivalents remained relatively unchanged from $0 at September 30, 2004 to $0 at September 30, 2005. The table below, for the periods indicated, provides selected condensed consolidated cash flow information.

	Unaudited
	Nine-month period ended
	September 30,
	2005	2004
Net Cash Used In Operating Activities	(918,772)	(1,299,529)
Cash Flows Used In Investing Activities	(22,611)	42,801
Cash Flows Provided By Financing Activities	901,460	1,256,728
Net (Decrease) Increase in Cash and Cash Equivalents	(39,923)	-
Cash and Cash Equivalents at Beginning of Period	40,402	-
Cash and Cash Equivalents at End of Period	$479	$0

Net cash used in operating activities was $919 thousand during the nine months ended September 30, 2005. This  was primarily due to a net loss of  $383 thousand (net of depreciation expense in the amount of $156 thousand), an increase in inventory of $478. thousand, an increase in accounts receivable of $70 thousand, a decrease in accounts payable of  $40 thousand. These were offset by an increase in accrued expenses of $56 thousand. The increase in inventory levels was an intentional effort to improve on-time delivery and production efficiency by having appropriate stocking levels to meet customer orders.  The increase in receivables was mainly due to one customer electing not to take payment discounts in the 3rd quarter.

Net cash used in investing activities of $22 thousand was due to computer purchase and IT improvements during the 9 months ended September 30, 2005.

Net cash provided by financing activities of $901 thousand during the nine months ended September 30, 2005 primarily consisted of the proceeds from issuance of common stock of $572 thousand, borrowings under lines of credit of $613 thousand.  These were offset by payments on capital lease obligations of $148 thousand and payments on other long-term obligations of $169 thousand, and an increase in the bank overdraft of $34 thousand.

      As of  September 30, 2005 the company had available a $120 thousand  under various revolving credit facilities that expire between January and April of 2007. Our revolving credit facility are secured  by the assets of the company

   The following is a summary of certain obligations and commitments as of September, 2005 for continuing operations:

Capital Requirements for long-term Obligations by period	Total as of September 30, 2005	2005	2006	2007	2008
Long-term Debt	155,148	22,221	56,885	56,885	19,157
Capital Lease Payments	971,545	51,763	110,160	800,419	9,203

Stock Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123’) allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), but requires pro forma disclosures of net loss and loss per share as if the fair-valued-based method of accounting had been applied.  In accordance with SFAS 123, the company elected to continue to measure compensation cost under APB No. 25, and comply with the pro forma disclosure requirements.

The company has adopted for footnote disclosure purposes SFAS No. 123, which requires that companies disclose the cost of stock-based employee compensation at the grant date based on the value of the award (the fair value method) and disclose this cost over the service period.  The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the award as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

Transactions in which goods or services are received from non-employees for the issuance of equity securities or stock-based awards are accounted for based on the fair value of the consideration received.  Stock amounts of $5,500 were valued for services during the year ended December 31, 2004.

Inflation

We do not believe that inflation has had or is likely to have any significant impact on our revenues.

Subsidiaries

None.

Comment 11

We note the statement that you will increase revenue by “making sure we bill for everything of value we do.”  In your response letter, please expand the meaning of this statement.  Has the company historically encountered problems with its billing and collection?  How does the company intend to “mak[e] sure” it bills for “everything of value [it] do[es].”

We have deleted this statement and have the statement in our “plan of operation” section on page 42 to address this comment.  Please see bolded text below.

Plan of Operation

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The company incurred a net loss of $321,684 for the six months ended June 30, 2005 and stockholder deficit of ($762,122) and as of  June 30, 2005 and has a working capital deficit of approximately $348,364. The ability of the company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking the following steps to address this situation: (a) reducing operating costs by: (i) re-negotiating direct material cost with all of our suppliers, (ii) reducing direct and indirect labor cost by streamlining production lines and other operations to create more efficiency and (iii) we are also evaluating the possibility of moving into a more feasible facility with lower rent and overhead, thus reducing the break even revenue level; (b) we are negotiating to replace our lines of credit with an agreement(s) that have more attractive terms and expand borrowing capacity; (c) To increase revenue we’re acquiring new customers, and growing our business with existing customers.  We’re also going to start charging our customers for all services rendered such as equipment programming, delivery and documentation, where in the past, we have often provided these serivice to our customers  as part of the unit price.

The future success of the company is likely dependent on its ability to attain additional capital to support growth and ultimately, upon its ability to attain future profitable operations.  There can be no assurance that the company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.  The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the company will have sufficient funds to execute their business plans or generate positive operating results. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the company be unable to continue as a going concern.

Comment 12

Please expand your explanation of the nature of the “pricing pressures from Newport corporation and Celerity” and how these pressures resulted in the decrease in gross profits.

We have deleted this statement and have addressed the issue in our “results of operations section” on pages 43-45.  Please see bolded text below.

Our results of operations are affected by several factors, primarily the level and timing of customer orders (especially orders from our major customers). The level and timing of orders placed by a customer vary due to the customer’s attempts to balance its inventory, changes in the customer’s manufacturing strategy, and variation in demand for its products due to, among other things, product life cycles, competitive conditions, and general economic conditions. In the past, changes in orders from customers have had a significant effect on our quarterly and annual results of operations.

Net Sales. Net sales decreased from $6,400,000  for the year ended 2003 to $6,200,000  for the year ended December 31, 2004. The decrease in 2004 net sales was primarily attributable to a decrease in sales for customers in the telecommunications industry which was $2,000,000 in 2003 and $562,000 2004.   Although we experienced  this significant decrease in net sales from our telecommunication customers we experienced in net from the semiconductor and industrial sectors which increased from 3,300,000 in 2003 to 5,175,000 in 2004.  Sales decrease from $3,906,000 to $2,906,000 for the 6 months ended June 30, 2004 and 2005 respectively.  This decrease was due to a large decrease from the 1st qtr to the 2nd qtr in 2004 and the decrease in business from Celerity in the 1st and 2nd qtr of  2005.

Gross Profit (Loss). Our gross profit decreased by $154,000  from 1,370,000   for 2003 to 1,220,000 for 2004. Similarly, gross profit as a percentage of net sales decreased from 21.2% for 2003 19.7% for 2004. The decrease in gross profit for 2004 is primarily attributable to the decrease in net sales while fixed manufacturing costs remained relatively unchanged.  Our Gross profit as a percent of sales has decreased from 19.7%  in 2004 to 18.3% for the 6 months ended June 30, 2005, mainly as a result of pricing discounts to  our two major customers Newport corporation and Celerity.

In 2004, the company incurred a net loss of ($918,000) an improvement of $322,000 over the 2003 loss of ($1,240,000).  This was primarily due to a gain on restructuring of certain notes payable and capital leases, totaling 275,000.   As of April 5, 2004 the company had a line of credit in the amount of $1,078676, with Camel financial, Inc.  On April 6, 2004 the loan was paid down by $618,676 and the company entered into a new loan agreement in the amount of $460,000,  the provisions had a discount of $200,000 if paid in full by February 2006.  In December of  the company paid an additional $75,000 and Camel agreed to discount the note by the $200,000 at that time, which was recognized as a gain on settlement of debt.  The company entered into a new amortizing line of  credit in the amount of $140,000.

The company had negotiated various other settlements, with vendors that resulted in a net gain of $75,000, recognized as a gain on settlement of debt for the year ended 2004.

Also certain pieces of manufacturing equipment are nearing the end there useful lives, resulting in a decrease in depreciation expense of $58,000 from 2003 of $299,000 to 2004 of

$241,000.  The company Incurred  a net loss of $321,684 and $543,211 for the 6 months ended June 30, 2005 and 2004 respectively.  The improvement is due to decreased operating costs, mainly derived from lowered interest cost a result of the restructuring of the lines of credit.

Comment 13

Please refer to the response to prior comment 77.  Please convey our request to your prior auditors, Michael Johnson & Company, LLC, to revise their report to make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB.

Michael Johnson & Company, LLC have revised their report to make reference to standard no.1 of the PCAOB.  Please see page F-2.

Comment 14

We note your response to prior comment 85.  Since your shipping terms are FOB destination, the title and risk and rewards of the product are not transferred to the customer until delivery.  Please revise your revenue recognition policy and financial statements to recognize revenue when the product is delivered to the customer or explain why your current method is appropriate.

Our Shipping terms are generally FOB Origination, this change has been made to the foot notes.

Comment 15

We note that the Series A and Series B convertible stock have conversion prices based on the market value of your common stock or the number of shares outstanding at the conversion date. Tell us how you applied the guidance in EITF 98-5 and EITF 00-27 in evaluating whether your preferred stock has a beneficial conversion option.

Upon reviewing EITF 98-5 and EITF 00-27, we do not believe that we can currently apply the EITF(s) to the Series A and Series B convertible stock and therefore we can not determine if there is a beneficial conversion option.  While our Series A and Series B convertible stock have a conversion price based on the market value of our common stock or the number of shares outstanding at the conversion date we cannot at this time determining if there is a beneficial conversion option for the following reasons: (a) the conversion ratio is based on the market value of the stock at the time of conversion and we currently do not know what our market value will be, (b) the conversion price is unknown at this time as it is calculated based on the market price of the stock at the time of conversion (c) the intrinsic value of the conversion option is undeterminable until the conversion is exercised, and (d) there is no specific date or event for the conversion of shares and is therefore, undeterminable at this time.

Comment 16

Disclose the terms of the 1,800,000 warrants granted during 2003 and include the agreement as an exhibit to the registration statement.  We may have additional comments.

There were no warrants issued prior to 2004, there was a format error in the word document and it appeared that there were 1,800,000 outstanding in 2003 when in fact the balance was 0.  In addition, the previous warrant table was incorrect, see revised warrant table below.  Figures were changed in the SB2 and the notes to the financial statements. See revised Warrant Table below:

	No. of Warrants	Weighted Average exercise price		Warrants Exercisable	Weighted Average exercise price
Outstanding December 31, 2003	0	0.00		0	0.00

Granted	321,250	2.50		321,250
Exercised	0	0.00		0

Outstanding December 31, 2004	321,250			321,250	2.50

Granted	143,000	2.50		143,000
Exercised	0	0.00		0

Outstanding September 30, 2005	464,250			464,250	2.50

	Warrants Outstanding			Warrants Exercisable
Range of Warrant Exercise Price	No. of Warrants	Weighted Average exercise price	Weighted Average Remaining Contractual Life	No. of Warrants	Weighted Average exercise price
$ 2.00	232,125	$ 2.00	1.16	232,125	2.00
$ 3.00	232,125	$ 3.00	1.71	232,125	3.00

Comment 17

You disclose a one-time warranty cost adjustment of $50,000 in the overview of MD&A.  Identify for us the warrants that you adjusted and tell us how you are accounting for these warrants.

This was a warranty (product warranty)  adjustment not a Warrant (common stock warrant) adjustment, see the Overview section in the management discussions.

Comment 18

We note that your Series A convertible preferred stock has a feature whereby it converts into 0.1% of your outstanding common shares on the date of conversion.  It appears this feature allows for an indeterminate amount of shares to be issued, since there is no cap on the potential number of shares to be issued upon conversion, and the amount of shares issuable upon conversion varies based on the number of common shares outstanding.  Paragraph 20 of EITF 00-19 states that “if the number of shares that could be required to be delivered to net-share settle the contract is determinate, a company will be unable to conclude that it has sufficient available authorized and unissued shares, and therefore net-share settlement is not within the control of the company.”  Since net-share settlement is not within the control of the company, the contract would be accounted for as a liability at fair value, pursuant to EITF 00-19, with changes in fair value recorded through earnings.  It does not appear that the conversion feature embedded within the Series A convertible preferred stock would qualify for bifurcation under paragraph 12 of SFAS 133 due to the failure of paragraph 6(c) of SFAS 133.  However, as a result of the conversion feature in your Series A convertible preferred stock, it appears that you may be unable to conclude that you have sufficient authorized and unissued shares outstanding to settle any contracts that are within the scope of EITF 00-19 and that are to be settled in shares, including any outstanding warrants or other convertible securities that are subject to EITF 00-19.

As a result of the above, please tell us how you concluded that the warrants qualify for equity classification.  In this regard, we note that paragraph 24 of EITF 00-19 states that if you have a contract that does not have a limit on the number of shares that could be delivered upon net settlement (Series A preferred stock), you would be precluded from concluding that you have sufficient shares authorized and unissued to net-share other contracts subject to EIFT 00-19 as a result of the absence of a cap in another contract.

While the amount of shares issuable under the terms of the Series A convertible stock varies based on the number of shares outstanding, the company would have to have more than 138,888,889 shares of common stock at the time of conversion to have an insufficient amount of authorized and unissued shares since the company has 200,000,000 shares authorized (138,888,889 + (44% x 13,888,889)= 200,000,000).  The company currently has 18,167,496 on a fully diluted basis assuming conversion of all the outstanding warrants, the lowest possible conversion price of $0.10 for Series B preferred stock and no conversion of Series A stock (3,346,246, shares of common stock + 2,321,250 shares of common stock underlying the conversion of all the Series Series A and Series B warrants + 12,500,00 shares of common stock underlying Series B convertible preferred stock assuming conversion $0.10 (which is the maximum number of shares). Thus, our Series A currently converts into 7,993,698 shares of common stock. (18,167,496 x 44%).

There are no outstanding rights that would force the company to issue more shares that would but the company in jeopardy of not have enough authorized and unissued shares.  Furthermore, the company would have to issue 120,721,393 shares of common stock or instruments convertible into 120,721,393 shares of common stock or both to be in jeopardy of not have enough authorized and unissued shares.  The company does not have any existing agreement that would require the issuance of 120,721,393 shares of common stock and if the need or situation arose that would require the issuance of 120,721,393 shares of common stock the company could always increase the number of authorized shares before entering into such an agreement.

Comment 19

We are unable to find each listed exhibit on EDGAR where you indicate that such exhibit has been “filed herewith.”  Please clearly indicate the date and the location of each exhibit filed.  Please refer to Item 601(a)(2) of Regulation S-B for additional guidance.

We have adjusted the exhibit list to show the exact date the document was filed on EDGAR. Please see pages 63-65.

Thank you for your time and review of our registration statement on Form SB-2.  If there was any information that you requested that was not enclosed please give me a call at (562)547-0364.

Sincerely,

/s/ Catherine Basinger

Catherine Basinger